UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November,  2002

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.

North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F  ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___   No   X

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the Securities Act (British Columbia)

s. 118 of the Securities Act (Alberta)

S. 75 of the Securities Act (Ontario)

Item 1:

Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD.

#107 - 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone:  (604) 904-4600

Item 2:

Date of Material Change

October 8, 2002

Item 3:

Press Release

A press release was issued on October 8, 2002 via CCNMatthews.  A true copy of the press is attached.

Item 4:

Summary of Material Change

The Issuer, through its wholly-owned subsidiary Offshore Charts Ltd., has become engaged in the business of the production and sale of land-based mapping products.  Offshore Charts Ltd. has also been renamed OSI Geomatics Ltd. to better reflect the broader scope of its business.

Item 5:

Full Description of Material Change

See attached Schedule "A" Press Release dated October 8, 2002.

Item 6:

Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

Item 7:

Omitted Information

Not Applicable

Item 8:

Senior Officer

Mr. John A. Jacobson Chief Executive Officer 107 - 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone:  (604) 904-4612

Item 9:

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 8th day of  October, 2002.

  “John A. Jacobson”

(Signature)

  John A. Jacobson                              (Name)

  Chief Executive Officer                             (Position)

  North Vancouver, B.C.

(Place of Declaration)

Exhibit “A”

Offshore Systems International Ltd.

107 – 930 West 1st Street North Vancouver, BC, V7P 3N4

Telephone:  (604) 986 4440     Fax:  (604) 987 2555

News Release

For Immediate Release                                                                 Trading Symbol:  OSI

OFFSHORE SYSTEMS INTERNATIONAL ANNOUNCES

STRATEGIC EXPANSION TO LAND-BASED MAPPING

Initial Orders Over C$500,000

VANCOUVER, CANADA - October 8, 2002 - Offshore Systems International Ltd. (TSX: OSI), an electronic navigation company with a strong defense niche, announced today a strategic expansion initiative.  The Company reported that its Board of Directors has approved expanding the business scope of its wholly-owned subsidiary Offshore Charts Ltd. beyond production of electronic navigation charts to include production of land-based mapping products.  The Offshore Charts Ltd. subsidiary has also been renamed OSI Geomatics Ltd. to better reflect its business expansion.

Moreover, Offshore said it already has received initial land-mapping orders totaling in excess of C$575,000 (US$360,000).

“This strategic expansion is a natural and complementary extension of our marine charting business,” said John Jacobson, President and CEO Offshore Systems International. “During the past several years, we have been watching closely as the land mapping market has evolved from a group of small vertical niches to a much broader and more integrated opportunity.”

Digital Technology Driving Land Mapping

The main impetus for new growth in production volumes is coming from the implementation of digital technology in the production, distribution and use of maps.  Both GPS and GIS technology have created an increasing demand for up-to-date, precise, city, regional, provincial and state level map products.  Old surveys are now being re-surveyed and mapped to a worldwide coordinate system, in order to do everything from resolving ownership disputes to ensuring taxation coverage. The number of users of digital land data products is increasing significantly, as the marketplace becomes more attuned to the benefits of electronic mapping as compared to paper maps.  Of course, the market is demanding greater data accuracy and integrity, delivery speed and above all, affordability of land-mapping products and services.

In recent years, Offshore has done chart production work in conjunction with land mapping organizations.  “The mapping process isn’t substantially different from marine charting,” said Mr. Jacobson.  “In particular, our project management and quality assurance skills are highly applicable.  We were getting calls from potential customers and it became clear that, provided we took a unique approach to connecting demand with supply, there was definitely room in the land-mapping market for us.”

The Mapping Market

The mapping industry in North America is fragmented, with more than 250 mapping companies. The majority are small regional firms with annual revenues less than C$2 million (US$1.25 million); less than 20 mapping companies have yearly sales more than C$10 million (US$ 6.25) million. Offshore’s management estimates that the North American mapping market for both land and nautical products could be as much as C$800 million (US$500 million) in annual revenues.

Offshore is building a sales and marketing team to pursue prime and subcontracting roles in pursuit of geomatics work with county and city governments, other governmental agencies, military departments, agriculture and forestry industries, pipelines and utilities. Initially, Offshore’s strategic expansion will focus on North American business opportunities.

Offshore’s Mapping Goals

The Company’s goal for fiscal 2003 (commencing 12/1/02), being the first full year of OSI Geomatics Ltd. operations, is to achieve market-share penetration exceeding one-half percent of the North American mapping market.  This would generate mapping and charting revenues of about of C$5 million (US$3.2 million), which is nearly two thirds of Offshore’s total fiscal year 2001 consolidated revenues of C$7.9 million (US$5.1 million).  (For the nine months of fiscal 2002, Offshore reported revenues of C$9.8 million, US$6.2 million.)  The Company’s mid-term growth goal for OSI Geomatics is to increase market share by one percent annually in the two years following fiscal 2003 and ultimately to contribute ten percent of revenue to pre-tax income.

Core Software Systems Outlook

“At the same time,” stressed CEO Jacobson, “Offshore Systems’ core business, which is proprietary marine electronic navigation systems primarily for the defense marketplace in North America and internationally, has never been in stronger position.  This market is expanding worldwide, we have key strategic alliances, and we are very excited about the prospects for our electronic navigation operations.”

Offshore Systems International Ltd.

Founded in 1977, Offshore Systems designs, develops and markets the proprietary ECPINS® (Electronic Chart Precise Integrated Navigation System) line of electronic chart navigation systems for ships. ECPINS is designed, developed and marketed by Offshore Systems Ltd., a wholly-owned subsidiary. ECPINS helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards.  Offshore Systems has developed a strong market position in military navigation, and has ECPINS systems deployed with the United States Coast Guard, the Canadian Navy, the Royal Danish Navy and the United States Navy.

For more information Contact

Canada:

United States:

Jay Hussey

Jay Green

The Equicom Group Inc.

BlueFire Partners

 416-815-0700 ext. 225

212-572-6258

E-mail: jhussey@equicomgroup.com

jgreen@bluefirepartners.com

Website:  www.osl.com

Forward-Looking Statements

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws. Although Offshore Systems International believes the expectations reflected in such forward-look statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved.  Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, industry supply levels and competitive pricing pressures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: “ John A. Jacobson”

Title: President & CEO

Date: November  19 , 2002